UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  June 23, 2008                       /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2007, 2006 AND 2005

                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11, and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ NIKOLAOS CACOS                                      /s/ ART LANG

Nikolaos Cacos                                          Art Lang
President                                               Chief Financial Officer




April 22, 2008

ERNST & YOUNG



                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
AMERA RESOURCES CORPORATION

We have audited the consolidated balance sheets of AMERA RESOURCES CORPORATION (the "Company") as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.


                                                     /s/ Ernst & Young LLP
Vancouver, Canada,
April 23, 2008.                                      Chartered Accountants



         COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                            - U.S. REPORTING CONFLICT


In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Our report to the shareholders dated April 23, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                     /s/ Ernst & Young LLP
Vancouver, Canada,
April 23, 2008.                                      Chartered Accountants

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
              (SEE NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN)
                           DECEMBER 31, 2007 AND 2006
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2007            2006
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    166,018         531,126
Short-term investments (Note 3)                       1,400,000         100,000
Marketable securities (Note 4)                           54,000          33,000
Other receivables, prepaids and deposits (Note 8)       256,451         157,318
Subscription receivable (Note 6)                              -         166,250
                                                   ------------    ------------
                                                      1,876,469         987,694
MINERAL PROPERTIES AND DEFERRED
   COSTS (Notes 5 and 13 (iii))                       4,493,081       3,356,158
                                                   ------------    ------------

                                                      6,369,550       4,343,852
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 8)        80,659         116,963

FUTURE INCOME TAX LIABILITIES (Note 10)                  38,434          61,794
                                                   ------------    ------------
                                                        119,093         178,757
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               11,487,909       7,804,571

WARRANTS (Note 6)                                       908,793         498,025

CONTRIBUTED SURPLUS (Note 7)                            821,426         524,845

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 2)          21,000               -

DEFICIT                                              (6,988,671)     (4,662,346)
                                                   ------------    ------------
                                                      6,250,457       4,165,095
                                                   ------------    ------------
                                                      6,369,550       4,343,852
                                                   ============    ============
COMMITMENTS (Note 5)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS , Director
-------------------

/s/ JERRY MINNI    , Director
-------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2007            2006            2005
                                                         $               $               $

EXPENSES

Accounting and audit                                     45,448          38,756          28,385
Corporate development and investor relations            320,774         227,747         252,981
General exploration                                     522,136         296,810         199,264
Legal and professional fees                              55,621          28,841          55,058
Management fees                                          94,167          85,833          73,500
Office and sundry                                       198,998         122,639          92,724
Rent                                                     78,122          90,099          73,573
Salaries                                                368,660         372,063         294,170
Stock-based compensation                                296,581          90,850          52,500
Transfer agent and regulatory fees                       23,020          26,753          28,052
Travel                                                  131,145          42,358          37,721
                                                   ------------    ------------    ------------
                                                      2,134,672       1,422,749       1,187,928
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (2,134,672)     (1,422,749)     (1,187,928)
                                                   ------------    ------------    ------------

OTHER INCOME (EXPENSE)

Foreign exchange                                        (21,080)         (2,910)        (36,624)
Interest income                                          80,383          30,924          15,001
Write-off of mineral properties (Note 5)               (250,956)       (525,514)       (225,000)
                                                   ------------    ------------    ------------
                                                       (191,653)       (497,500)       (246,623)
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (2,326,325)     (1,920,249)     (1,434,551)

DEFICIT - BEGINNING OF YEAR                          (4,662,346)     (2,742,097)     (1,307,546)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (6,988,671)     (4,662,346)     (2,742,097)
                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER SHARE                         $(0.08)         $(0.10)         $(0.09)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         30,615,987      19,169,121      15,916,822
                                                   ============    ============    ============

--------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS


                                                       2007            2006            2005
                                                         $               $               $

LOSS FOR THE YEAR                                    (2,326,325)     (1,920,249)     (1,434,551)

OTHER COMPREHENSIVE INCOME
   Unrealized gain on available-for-sale
      marketable securities                              14,000               -               -
                                                   ------------    ------------    ------------
TOTAL COMPREHENSIVE LOSS                             (2,312,325)     (1,920,249)     (1,434,551)
                                                   ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2007            2006            2005
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (2,326,325)     (1,920,249)     (1,434,551)
Adjustment for items not affecting cash
   Write-off of mineral properties                      250,956         525,514         225,000
   Stock-based compensation                             296,581          90,850          52,500
                                                   ------------    ------------    ------------
                                                     (1,778,788)     (1,303,885)     (1,157,051)
Change in non-cash working capital balances              30,814         (46,412)         25,940
                                                   ------------    ------------    ------------
                                                     (1,747,974)     (1,350,297)     (1,131,111)
                                                   ------------    ------------    ------------

FINANCING ACTIVITIES

Issuance of common shares and warrants                4,095,000       2,179,900       1,232,199
Share and warrant issuance costs                       (333,895)        (23,889)        (61,751)
                                                   ------------    ------------    ------------
                                                      3,761,105       2,156,011       1,170,448
                                                   ------------    ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral properties and
   deferred costs                                    (1,078,239)       (696,915)     (1,196,242)
Decrease (increase) in short-term investments        (1,300,000)       (100,000)      1,000,000
                                                   ------------    ------------    ------------
                                                     (2,378,239)       (796,915)       (196,242)
                                                   ------------    ------------    ------------

INCREASE (DECREASE) IN CASH DURING THE YEAR            (365,108)          8,799        (156,905)

CASH - BEGINNING OF YEAR                                531,126         522,327         679,232
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                      166,018         531,126         522,327
                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid in cash                                     -               -               -
                                                   ============    ============    ============

Interest paid in cash                                         -               -               -
                                                   ============    ============    ============

ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2007            2006
                                                         $               $
SHARE CAPITAL

Balance at beginning of year                          7,804,571       5,854,335
Private placement                                     4,095,000       1,629,450
Warrant valuation                                      (368,550)       (503,765)
Exercise of warrants                                          -         716,700
Shares issued for payment of agent's fees                49,141           2,800
Shares issued for mineral properties                    333,000         126,000
Share issue costs                                      (425,253)        (20,949)
                                                   ------------    ------------
Balance at end of year                               11,487,909       7,804,571
                                                   ------------    ------------

WARRANTS

Balance at beginning of year                            498,025               -
Warrant valuation from private placement warrants       368,550         503,765
Warrant valuation from agent's warrants                  84,276               -
Warrant issue costs                                     (42,058)         (5,740)
                                                   ------------    ------------
Balance at end of year                                  908,793         498,025
                                                   ------------    ------------

CONTRIBUTED SURPLUS

Balance at beginning of year                            524,845         433,995
Contributed surplus as a result of stock
   options granted                                      296,581          90,850
                                                   ------------    ------------
Balance at end of year                                  821,426         524,845
                                                   ------------    ------------

DEFICIT

Balance at beginning of year                         (4,662,346)     (2,742,097)
Loss for the year                                    (2,326,325)     (1,920,249)
                                                   ------------    ------------
Balance at end of year                               (6,988,671)     (4,662,346)
                                                   ------------    ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of year                                  -               -
Transition adjustment
   - marketable securities (Note 2)                       7,000               -
Net unrealized gain on available-for-sale
   marketable securities                                 14,000               -
                                                   ------------    ------------
Balance at end of year                                   21,000               -
                                                   ------------    ------------

TOTAL SHAREHOLDERS' EQUITY                            6,250,457       4,165,095
                                                   ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amera Resources Corporation (the "Company") (was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company.

         The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company presently has adequate resources to maintain its core activities for the next fiscal year but may not have sufficient working capital to fund all of its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing.

         These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception. The Company has funded operations through equity financings and without additional future financings there is substantial doubt concerning the Company's ability to continue as a going concern. Management intends to raise further financing in the future. There can be no assurance that future financing can be successfully concluded. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported income and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 11.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, the recoverability of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation. Actual results may differ from these estimates.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its subsidiaries. The principal subsidiaries are Recursos de los Andes S.A.C. (Peru) (100%), Amera-Chile Sociedad Contractual Minera (Chile) (100%), Amera Resources Inc. (US) (100%) and Golden Amera Resources Inc. (Colombia) (50%). The Company consolidates Golden Amera Resources Inc. using the proportionate consolidation method. The Company operates in Argentina as a registered branch. All inter-company balances and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and money market investments, maturing less than 3 months from the date of initial investment.

         SHORT-TERM INVESTMENTS

         Short-term   investments  include  money  market  investments  maturing between 3 and 12 months from the date of initial investment.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

         Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2007, the Company does not have any asset retirement obligations.

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of short-term investments, other receivables, subscription receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2007, the market value of marketable securities was $54,000.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables. The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

         INTEREST INCOME

         The Company records interest on an accrual basis.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized, as they are not considered likely to be realized.

         LOSS PER SHARE

         Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense over the vesting period, with offsetting amounts recognized as contributed surplus. Stock options granted to employees, consultants and directors vest immediately and have a four-month hold period. A stock option is considered forfeited by an employee or consultant 30 days after termination and is considered forfeited by a director 60 days after termination.

         NEW ACCOUNTING POLICIES

         Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

         (a) Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT and Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

                  The Company has designated its financial instruments as follows:

                  (i) Cash and short-term investments are classified as "AVAILABLE-FOR-SALE". Due to their short-term nature, their carrying value is equal to their fair value. The classification did not have a material impact on the financial statements.
                  (ii) Marketable securities are classified as "AVAILABLE-FOR-SALE". The fair value is obtained by reference to the closing bid price on the balance sheet date. The classification resulted in a $21,000 adjustment for the unrealized gain on marketable securities.
                  (iii) Amounts receivable, prepaids and deposits are classified as "LOANS AND RECEIVABLES". These financial assets are recorded at values that approximate their amortized cost using the effective interest method. The classification did not have a material impact on the financial statements.
                  (iv) Accounts payable and accrued liabilities are classified as "OTHER FINANCIAL LIABILITIES". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method. The classification did not have a material impact on the financial statements.

         (b) Section 1530, COMPREHENSIVE INCOME, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

                  As a result of adopting Sections 3855 and 1530, a transition adjustment of $7,000 was recorded as an increase to opening accumulated other comprehensive income to recognize the unrealized gain on marketable securities held by the Company on January 1, 2007 and designated as available-for-sale. For the year ended December 31, 2007 the Company recorded a $14,000 gain to other comprehensive income to recognize an unrealized gain on marketable securities.

         (c) Section 3865, HEDGES specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the years ended December 31, 2007 and 2006.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



2. SIGNIFICANT ACCOUNTING POLICIES (continued)

         (d) Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, ACCOUNTING CHANGES, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

         Effective January 1, 2008, new accounting standards were issued by the CICA which may impact the Company in the future as follows:

         GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION

         CICA Handbook Section 1400, GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION, has been amended to include requirements to assess and disclose a company's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

         CAPITAL DISCLOSURES

         CICA Handbook Section 1535, CAPITAL DISCLOSURES, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

                 (i)       qualitative   information   about   its   objectives,
                           policies and processes for managing capital.
                 (ii)      summary  quantitative  data  about what it manages as
                           capital.
                 (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject.
                 (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

         INVENTORIES

         CICA Handbook Section 3031, INVENTORIES prescribes the accounting treatment for inventories and provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         GOODWILL AND INTANGIBLE ASSETS

         CICA Handbook Section 3064, GOODWILL AND INTANGIBLE ASSETS, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

         FINANCIAL INSTRUMENTS DISCLOSURES

         In March 2007, the CICA issued Section 3862 FINANCIAL INSTRUMENTS - DISCLOSURES, and Section 3863 FINANCIAL INSTRUMENTS - PRESENTATION, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.
         Section 3862, requires disclosure of additional detail by financial asset and liability categories. Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective January 1, 2008 but are not expected to have an impact on the Company's disclosure and presentation.

         COMPARATIVE FIGURES

         Certain of the prior year comparatives have been reclassified to conform with the current year's presentation.


3.       SHORT-TERM INVESTMENTS

         As at December 31, 2007 and 2006, the Company held short-term investments comprised of the following:

                                                         DECEMBER 31, 2007
                                                   ----------------------------
                                                     MATURITY       FAIR VALUE
                                                                         $
         12 month term deposit
            - 4.45% annual interest rate           August 13, 2008    1,400,000
                                                                   ============

                                                         DECEMBER 31, 2006
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                          $
         12 month term deposit
            - 3.7% annual interest rate            March 27, 2007       100,000
                                                                   ============

         The term deposit is redeemable in full or in part at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment. The principal and interest are unconditionally guaranteed by the Bank of Montreal.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       MARKETABLE SECURITIES

         At December 31, 2007, the Company held 100,000 common shares of Astral Mining Corporation ("Astral") which had a quoted market value of $54,000 (December 31, 2006 - $40,000). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur (see Note 2). The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see
         Note 5 (e)).

5.       MINERAL PROPERTIES AND DEFERRED COSTS


                                 ----------------------------------------------     ----------------------------------------------
                                               DECEMBER 31, 2007                                  DECEMBER 31, 2006
                                 ----------------------------------------------     ----------------------------------------------
                                  ACQUISITION      EXPLORATION                       ACQUISITION      EXPLORATION
                                     COSTS        EXPENDITURES         TOTAL            COSTS        EXPENDITURES         TOTAL
                                       $                $                $                $                $                $
                                 ----------------------------------------------     ----------------------------------------------

         Argentina
            Mogote Property         1,389,309        1,259,140        2,648,449        1,056,309        1,255,195        2,311,504
         Peru
            Cocha                      28,768          890,051          918,819           28,768          401,918          430,686
            Cruz de Mayo                    -                -                -           99,566           54,910          154,476
            Laguna                    179,377           78,973          258,350                -            5,769            5,769
            Mitu                            -           42,753           42,753                -            8,360            8,360
            Other                      50,664           45,388           96,052           50,664           38,859           89,523
         USA
            Walker Lane, Nevada        97,010           21,336          118,346           97,010           21,336          118,346
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,745,128        2,337,641        4,082,769        1,332,317        1,786,347        3,118,664
         Proceeds on optioning of
            mineral properties        (33,000)               -          (33,000)         (33,000)               -          (33,000)
         Foreign value added tax            -          404,878          404,878                -          208,700          208,700
         Future income tax             21,810           16,624           38,434           36,540           25,254           61,794
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,733,938        2,759,143        4,493,081        1,335,857        2,020,301        3,356,158
                                 ============     ============     ============     ============     ============     ============

         See attached Mineral Property Interests and Deferred Costs Schedules.

         (a)      Mogote Property

                  The Company has exercised its option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

                  On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (b)      Cocha Property

                  The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima. Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007. The Company holds a 100% interest in the property.

         (c)      Cruz de Mayo Project

                  On April 11, 2005, the Company entered into an option agreement to earn up to a 100% undivided interest in the 800 hectare Cruz de Mayo project located in the southern portion of the Department of Cuzco in Peru. In addition, the Company has staked 2,200 hectares of property contiguous to the optioned claims. Effective July 30, 2007, the Company terminated the option. Accordingly, the Company has written off $250,956 of costs capitalized to the property to date.

         (d)      Laguna Project

                  On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007. Under the terms of the contract, the Company may earn an initial 51% interest by incurring US $650,000 in work expenditures and US $900,000 in option payments as follows:

                    OPTION       EXPLORATION
                   PAYMENTS      EXPENDITURES     DATE
                      US $            US $

                    120,000               -       May 22, 2007 (paid on signing)
                    280,000         250,000       May 22, 2008
                    500,000         400,000       May 22, 2009
                  ---------      ----------
                    900,000         650,000
                  =========      ==========

                  The Company may then elect to earn an additional 39% interest, by making a further US $4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option. Subsequent to year end, the Company terminated the option (See Note 13(iii)).

         (e)      Walker Lane Properties

                  On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral. Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares to the Company (100,000 shares were received on August 4,
                  2006). Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (f)      Junin and Humaro Properties

                  On October 1, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru. Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

                  In order to earn a 70% undivided interest in these projects, the Company must complete US $200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed. No amounts have been capitalized to mineral properties and deferred costs during 2007.

         (g)      Loma Colorada Property

                  On November 15, 2007, the Company announced that it signed a Letter of Intent to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash Department, 430 km northwest of Lima, Peru.

                  Under the terms of this Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada Property by incurring US $1,400,000 in exploration expenditures and making US $490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) on or before the fourth anniversary year by making a further payment of US $2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US $400,000 and incurring a further US $3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth anniversary the Company may continue with the option for up to a final 12-month period by making a payment of US $200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US $5,000,000 and granting to the vendor a 2% NSR. Each 1% NSR can be purchased by the Company for US $1,000,000. No amounts have been capitalized to mineral properties and deferred costs during 2007.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (h)      Golden Amera Resources Inc. Joint Venture

                  On June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture has hired an operations manager and retained contract exploration personnel. In addition, the joint venture is in the process of evaluating a number of opportunities but has not acquired any mineral properties to date, accordingly the Company's proportionate share of costs incurred have been recorded as general exploration expense. The Company's 50% interest is summarized as follows:

                                                                       2007
                                                                         $
                  Statement of Operations

                  General exploration                                   138,190
                  Office and sundry                                         980
                  Foreign exchange                                        2,261
                                                                   ------------
                  Net loss                                              141,431
                                                                   ============

                  Cashflow Statement

                  Cash from operating activities                          7,183
                  Cash used in investing activities                           -
                  Cash from financing activities                         13,750
                                                                   ------------
                  Increase in cash from operations                       20,933
                                                                   ============

                  Balance Sheet

                  Cash                                                   20,933
                  Advances                                               17,286
                                                                   ------------
                  Total Assets                                           38,219
                                                                   ============

                  Liabilities and Shareholders' Equity

                  Accounts payable                                       12,012
                  Shareholders' equity                                   26,207
                                                                   ------------
                  Total Liabilities and Shareholders' Equity             38,219
                                                                   ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued - common shares                      NUMBER              $
                                                  ------------     ------------

         Balance, December 31, 2004                 14,087,882        4,527,878

         Private placements                          1,650,000          907,500
         Exercise of warrants                          508,248          326,649
         Exercise of options                            11,000            8,250
         For agent's fees                               41,962           23,078
         For mineral properties                        300,000          143,500
         Contributed surplus reallocated on
            exercise of options                              -            2,310
         Less share issue costs                              -          (84,830)
                                                  ------------     ------------
         Balance, December 31, 2005                 16,599,092        5,854,335

         Private placements                          3,647,000        1,629,450
         Warrants valuation                                  -         (503,765)
         Exercise of warrants                        1,194,500          716,700
         For agent's fees                                8,000            2,800
         For mineral properties                        300,000          126,000
         Less share issue costs                              -          (20,949)
                                                  ------------     ------------
         Balance, December 31, 2006                 21,748,592        7,804,571

         Private placements                         11,700,000        4,095,000
         Warrants valuation                                  -         (368,550)
         For agent's fees                              157,444           49,141
         For mineral properties                        900,000          333,000
         Less share issue costs                              -         (425,253)
                                                  ------------     ------------
         Balance, December 31, 2007                 34,506,036        11,487,909
                                                  ============     ============

         (a)      During  the  year  ended   December  31,  2007,   the  Company
                  completed:

                  i) a brokered private placement financing of 11,700,000 units at $0.35 per unit for gross proceeds of $4,095,000. The financing was completed in two tranches of 2,200,000 units and 9,500,000 units on April 12, 2007 and April 19, 2007, respectively. Each unit is comprised of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.45 per share for two years from the close of the financing. In addition to cash commissions and related costs of $333,895, the agents were granted 930,800 agent's warrants and 157,444 agent's units. Each agent's unit entitles the holder to acquire one common share and one half common share purchase warrant. Each full agent's warrant is exercisable for one share at a price of $0.45, for a period of two years from the close of the financing.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL (continued)

                           The fair value of warrants and agent's warrants were as follows:

                           1) value assigned to 5,850,000 warrants was $326,492, net of warrant issue costs of $42,058

                           2) value assigned to the 1,009,523 agent's warrants was $84,276

                           The Black-Scholes Option Pricing Model was used to value the warrants and agent's warrants (tranche 1 - $0.075 per warrant: tranche 2 - $0.086 per warrant) based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 12 months.

         (b)      During  the  year  ended   December  31,  2006,   the  Company
                  completed:

                  i) a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The fair value assigned to the warrants was $352,012 net of issue costs of $6,675. The warrants were valued using the Black-Scholes Option Pricing Model at $0.25 per warrant on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 115% and expected life of 12 months.

                  ii) a private placement financing of 2,235,000 units at $0.35 per unit, for gross proceeds of $782,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.45 per share on or before December 8, 2008. In addition, the Company issued 48,000 agent's warrants at $0.45 and 8,000 agent's units at $0.35 per unit as a corporate finance fee. There were also cash commissions and administration fees paid of $14,000.

                           The fair value of warrants and agent's warrants were as follows:

                           1) value assigned to 2,235,000 warrants was $142,378, net of issue costs of $2,670

                           2)       value   assigned   to  the  48,000   agent's
                                    warrants and the 8,000 warrants granted as a component of the agent's units was $3,635

                          The Black-Scholes Option Pricing Model was used to value the warrants and agent's warrants. The warrants and agent's warrants were valued at $0.07 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 66% and expected life of 12 months.

                  At December 31, 2006, the Company has recorded a subscription receivable balance of $166,250 relating to proceeds from this private placement which had not been received at year end. These proceeds were received in January 2007.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL (continued)

         (c) During the year ended December 31, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for gross proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 agent's warrants at $0.60 and 14,962 agent's units at $0.55 per unit and 27,000 units at $0.55 per unit as a corporate finance fee. There were also cash commissions and administration fees paid of $61,751.

                  The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants.

         (d)      Stock options and stock-based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted during 2007 are subject to a four-month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2007, 2006 and 2005 and the changes for the years ended on those dates is presented below:


                                          ---------------------    ---------------------    ----------------------
                                                   2007                     2006                      2006
                                          ---------------------    ---------------------    ----------------------
                                            OPTIONS    WEIGHTED      OPTIONS    WEIGHTED      OPTIONS     WEIGHTED
                                          OUTSTANDING   AVERAGE    OUTSTANDING   AVERAGE    OUTSTANDING    AVERAGE
                                              AND      EXERCISE        AND      EXERCISE        AND       EXERCISE
                                          EXERCISABLE    PRICE     EXERCISABLE    PRICE     EXERCISABLE     PRICE
                                                           $                        $                         $

                  Balance,
                     beginning of year       1,824,500    0.68        1,504,500    0.70        1,354,500     0.70
                  Granted                    1,987,500    0.39          415,000    0.60          250,000     0.75
                  Exercised                          -      -                 -      -           (11,000)    0.75
                  Cancelled                   (380,000)   0.56          (75,000)   0.75          (89,000)    0.75
                  Forfeited                          -      -           (20,000)   0.60                -       -
                                          ------------             ------------             ------------
                  Balance, end of year       3,432,000    0.53        1,824,500    0.68        1,504,500     0.70
                                          ============             ============             ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at December 31, 2007 are as follows:

                  NUMBER OF OPTIONS      EXERCISE
                   OUTSTANDING AND        PRICE            EXPIRY DATE
                     EXERCISABLE            $

                          150,000          0.40            March 26, 2008
                          850,000          0.60            December 12, 2008
                          414,500          0.90            April 2, 2009
                           65,000          0.75            March 21, 2010
                          180,000          0.35            August 1, 2010
                          265,000          0.60            July 11, 2011
                           37,500          0.40            February 14, 2012
                           50,000          0.40            May 22, 2012
                        1,400,000          0.40            July 27, 2012
                           20,000          0.29            October 2, 2012
                     ------------
                        3,432,000

                  During fiscal 2007, the Company granted stock options ranging in price from $0.29 to $0.40 per share to its directors, employees and consultants to acquire 1,987,500 common shares (2006 - 414,500; 2005 - 250,000) and recorded stock-based compensation  expense  of  $296,581  (2006 -  $90,850;  2005 -
                  $52,500). Of the 1,987,500 stock options granted during the year, 330,000 were granted to investor relation consultants. These stock options vested 25% every three months from the date of grant. There are a total of 128,116 stock options that are unvested at December 31, 2007. The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for the grants made during the year:

                                               2007          2006         2005

                  Risk-free interest rate      4.10%         4.00%        3.10%
                  Estimated volatility          82%           97%          75%
                  Expected life             2.42 years    2.5 years    2.5 years
                  Expected dividend yield       0%             0%           0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $0.17 per share (2006 - $0.23; 2005 - $0.21). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL (continued)

         (e)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                                         $

                  Balance, December 31, 2005                                  -

                  Warrant valuation from private placement
                     warrants granted                                   503,765
                  Warrant valuation from agent's warrants granted         3,635
                  Warrant issue costs                                    (9,375)
                                                                   ------------
                  Balance, December 31, 2006                            498,025

                  Warrant valuation from private placement
                     warrants granted                                   368,550
                  Warrant valuation from agent's warrants granted        84,276
                  Warrant issue costs                                   (42,058)
                                                                   ------------
                  Balance, December 31, 2007                            908,793
                                                                   ============

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agent's warrants outstanding at December 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                                       2007            2006            2005
                                                      NUMBER          NUMBER          NUMBER

                  Balance, beginning of year          3,703,000       3,687,783        4,230,300
                  Issued                              6,859,523       3,703,000          912,731
                  Exercised                                   -      (1,194,500)        (508,248)
                  Expired                                     -      (2,493,283)        (947,000)
                                                   ------------    ------------    ------------
                  Balance, end of year               10,562,523       3,703,000        3,687,783
                                                   ============    ============    ============

                  During the year ended December 31, 2006, the Company requested and was granted permission by the TSX-V to amend the exercise price for 2,750,000 of $1.20 warrants with March 24, 2006 and March 31, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

                  Common shares reserved pursuant to warrants and agent's warrants outstanding at December 31, 2007 are as follows:

                        NUMBER      EXERCISE PRICE            EXPIRY DATE
                                          $

                     1,412,000          0.65                  January 30, 2008
                     2,291,000          0.45                  December 8, 2008
                     1,296,963          0.45                  April 12, 2009
                     5,562,560          0.45                  April 19, 2009
                  ------------          ----
                    10,562,523          0.48
                  ============          ====

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                                         $

         Balance, December 31, 2004                                     383,805

         Contributed Surplus as a result of stock options granted        52,500
         Contributed Surplus reallocated on exercise of
            stock options                                                (2,310)
                                                                   ------------
         Balance, December 31, 2005                                     433,995

         Contributed Surplus as a result of stock options granted        95,450
         Contributed Surplus reversed as a result of stock
            options forfeited                                            (4,600)
                                                                   ------------
         Balance, December 31, 2006                                     524,845

         Contributed Surplus as a result of stock options granted       296,581
                                                                   ------------
         Balance, December 31, 2007                                     821,426
                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. ("IMA"), Golden Arrow, Gold Point Energy Corp., Astral and Blue Sky Uranium Corp. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.

         During the year ended December 31, 2007, the Company incurred fees of $540,402 (2006 - $533,469) to the Grosso Group: $585,385 (2006 -
         $480,545) was paid in twelve monthly payments and $44,983 is included in accounts receivable (2006 - $52,924 included in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the fiscal 2007, the Company paid $87,500 (2006 - $85,833) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

         Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA's Chief Executive Officer who is a director of the Company. The agreement may be terminated at any time by the Company upon 30 days written notice. For fiscal 2007, the Company paid $6,667 to IMA for these services.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



9.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru, Colombia and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2007 and 2006.

         The Company's total assets are segmented geographically as follows:

                                                                         DECEMBER 31, 2007
                                 -------------------------------------------------------------------------------------------------
                                   CORPORATE        ARGENTINA          PERU           COLUMBIA            USA             TOTAL
                                    CANADA
                                       $                $                $                $                $                $

         Current assets             1,774,401            1,933           61,916           38,219                -        1,876,469
         Mineral properties
            and deferred costs              -        2,788,995        1,596,955                -          107,131        4,493,081
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,774,401        2,790,928        1,658,871           38,219          107,131        6,369,550
                                 ============     ============     ============     ============     ============     ============



                                                                 DECEMBER 31, 2006
                                 --------------------------------------------------------------------------------
                                   CORPORATE        ARGENTINA          PERU              USA             TOTAL
                                    CANADA
                                       $                $                $                $                $

         Current assets               925,066              714           61,914                -          987,694
         Mineral properties
            and deferred costs              -        2,450,504          774,353          131,301        3,356,158
                                 ------------     ------------     ------------     ------------     ------------
                                      925,066        2,451,218          836,267          131,301        4,343,852
                                 ============     ============     ============     ============     ============


10.      INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                      2007             2006             2005

         Statutory tax rate                             34.12%           34.12%           34.12%
                                                  ============     ============     ============

                                                        $                $                $
         Loss for the year                          (2,326,325)      (1,920,249)      (1,434,551)
                                                  ============     ============     ============

         Provision for income taxes based on
            statutory Canadian combined federal
               and provincial income tax rates        (793,742)        (655,189)        (489,469)
         Differences in foreign tax rates               13,958           30,315          (7,210)
         Non-deductible items                          162,902          228,677                -
         Losses for which an income tax benefit
            has not been recognized                    616,882          396,197          496,679
                                                  ------------     ------------     ------------
                                                             -                -                -
                                                  ============     ============     ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                      2007             2006
                                                        $                $
         Future income tax assets

         Share and warrant issuance costs              108,518           60,826
         Mineral properties                            198,630           84,526
         Operating loss carryforward                 1,560,092        1,113,246
                                                  ------------     ------------
                                                     1,867,240        1,258,598
         Valuation allowance for future tax assets  (1,867,240)      (1,258,598)
                                                  ------------     ------------
                                                            -                 -
                                                  ------------     ------------

         Future income tax liabilities                  38,434           61,794
                                                  ============     ============

         The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes in 2007 and 2006.

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2007, the Company recorded a reduction of future income tax liability of $23,360 (2006 - $93,087) and a corresponding adjustment to mineral properties.

         The Company has Canadian non-capital loss carryforwards of $4,861,262 that may be available for tax purposes. The losses expire as follows:

                  EXPIRY DATE                   $

                      2008                         116
                      2009                      26,258
                      2010                     195,857
                      2014                     852,555
                      2015                   1,219,352
                      2026                   1,081,390
                      2027                   1,485,734
                                          ------------
                                             4,861,262
                                          ============

         At December 31, 2007, the Company had a net operating loss carryforward for Peru income tax purposes of approximately Cdn$620,000 (2006 - Cdn$422,350) which, if not utilized to reduce Peru taxable income in future periods, expires through the year 2011. These available tax losses may only be applied to offset future taxable income from the Company's current Peru subsidiary.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



10.      INCOME TAXES (continued)

         At December 31, 2007, the Company had a net operating loss carryforward for Chile income tax purposes of approximately Cdn$71,000 (2006 - Cdn$53,000) that may be available for tax purposes. These available tax losses may only be applied to offset future taxable income from the Company's current Chile subsidiary.

         At December 31, 2007, the Company had a net operating loss carryforward for Colombia income tax purposes of approximately Cdn$141,000 that may be available for tax purposes. These available tax losses may only be applied to offset future taxable income from the Company's current Colombia subsidiary.


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                       2007             2006
                                                                         $                $

                  CONSOLIDATED BALANCE SHEETS

                  Mineral properties and deferred costs

                  Balance per Canadian GAAP                           4,493,081        3,356,158
                  Exploration expenditures under US GAAP (i)         (2,747,953)      (2,023,841)
                                                                   ------------     ------------
                  Balance per US GAAP                                 1,745,128        1,332,317
                                                                   ============     ============

                  Future income tax liabilities

                  Balance per Canadian GAAP                              38,434           61,794
                  Reversal of future income tax liability (i)           (38,434)         (61,794)
                                                                   ------------     ------------
                  Balance per US GAAP                                         -                -
                                                                   ============     ============

                  Shareholders' equity

                  Balance per Canadian GAAP                           6,250,457        4,165,095
                  Exploration expenditures (i)                       (2,747,953)      (2,023,841)
                  Reversal of future income tax liability (i)            38,434           61,794
                  Accumulated other comprehensive income (ii)            21,000            7,000
                                                                   ------------     ------------
                  Balance per US GAAP                                 3,561,938        2,210,048
                                                                   ============     ============


                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                                       2007             2006             2005
                                                                         $                $                $

                  CONSOLIDATED STATEMENTS OF OPERATIONS

                  Loss for the year under Canadian GAAP              (2,326,325)      (1,920,249)      (1,434,551)
                  Exploration expenditures for the year (i)            (842,188)        (520,820)      (1,005,831)
                  Future income tax liability (i)                       (23,360)         (93,087)          55,124
                  Exploration expenditures written off during
                     the year which would have been expensed
                        in the year incurred (i)                         94,716          318,703                -
                                                                   ------------     ------------     ------------
                  Loss for the year under US GAAP                    (3,097,157)      (2,215,453)      (2,385,258)

                  Unrealized gains on available-for-sale
                     securities (ii)                                     14,000            7,000                -
                                                                   ------------     ------------     ------------
                  Comprehensive loss (iii)                           (3,083,157)      (2,208,453)      (2,385,258)
                                                                   ============     ============     ============

                  Basic and diluted loss per share under US GAAP         ($0.10)          ($0.12)          ($0.15)
                                                                   ============     ============     ============

                  Weighted average number of common
                     shares outstanding                              30,615,987       19,169,121       15,916,822
                                                                   ============     ============     ============

                                                                       2007             2006             2005
                                                                         $                $                $

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Operating activities

                  Cash used per Canadian GAAP                        (1,747,974)      (1,350,297)      (1,131,111)
                  Exploration expenditures (i)                       (1,078,239)        (540,890)        (950,707)
                                                                   ------------     ------------     ------------
                  Cash used per US GAAP                              (2,826,213)      (1,891,187)      (2,081,818)
                                                                   ============     ============     ============

                  Investing activities

                  Cash used per Canadian GAAP                        (2,378,239)        (796,915)        (196,242)
                  Exploration expenditures (i)                        1,078,239          540,890          950,707
                                                                   ------------     ------------     ------------
                  Cash provided (used) per US GAAP                   (1,300,000)        (256,025)        754,465
                                                                   ============     ============     ============


                  (i) Mineral properties, deferred costs and exploration expenditures

                           Exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. The Company has determined for US GAAP purposes to expense the exploration costs relating to unproven mineral claims as incurred and in addition has a related income tax recovery. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (ii)     Marketable securities

                           For the 2006 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs. For fiscal 2007, the Company began recording holding gains and losses reported as a separate component of shareholders' equity as required by Canadian GAAP.

                  (iii)    Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. Effective January 1, 2007, the Company began recording comprehensive income as required by Canadian GAAP.

                  (iv)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2007, 2006 and 2005.

                  ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

                  In July 2006, the Financial Accounting Standards Board ("FASB") issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This Interpretation applies to all tax positions related to income taxes subject to Statement of Financial Accounting Standards 109 ("SFAS"), Accounting for Income Taxes. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48's use of the term "more likely than not" represents a greater than 50 percent likelihood of occurrence.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company adopted the provisions of this Interpretation in fiscal 2007. This provision did not have an impact on the Company for the year ended December 31, 2007.

                  FAIR VALUE MEASUREMENTS

                  In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

                  RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS:

                  i) In September 2006, FASB issued SFAS No. 157, "Fair Value Measurement", effective for fiscal periods beginning after November 15, 2007. SFAS defines fair value, establishes a framework for measuring accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB issued SFAS157-b, which provided for a one year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

                  ii) In February 2007, FASB issued SFAS No. 159, "FAIR VALUE OPTION FOR FINANCIAL ASSETS AND LIABILITIES" which permits entities to choose to measure various financial instruments and certain other items at fair value. We do not expect the adoption of this Interpretation to have a significant effect on the Company's results of operations or financial position.

                  iii) In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the Accounting Standards Board ("AcSB") and the International Accounting Standards Board ("IASB") on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly inequity attributable to the controlling interest.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

                           The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company has not determined the effect of the adoption of this Interpretation to the Company's results of operations or financial position.

                  iv) In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

                           - all business acquisitions would be measured at fair value.
                           - the existing definition of a business would be expanded.
                           - pre-acquisition contingencies would be measured at fair value.
                           - most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).
                           - obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).
                           - liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES, as of the acquisition date.
                           - non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).
                           - goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.
                           - in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

                  The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company's results of operations or financial position.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2007, 2006 and 2005 as follows:


                                                      2007             2006             2005
                                                        $                $                $

         Investing activities

         Expenditures on mineral property
            interests and deferred costs              (333,000)        (126,000)        (143,500)
         Shares issued for mineral properties          333,000          126,000          143,500
         Proceeds on the optioning of
            mineral properties                               -           33,000                -
         Investment in marketable securities                 -          (33,000)               -
                                                  ------------     ------------     ------------
                                                             -                -                -
                                                  ============     ============     ============

         Financing activities

         Share and warrant issuance costs             (133,417)          (6,435)         (23,078)
         Warrants                                       84,276            3,635                -
         Shares issued for payment of agent's fees      49,141            2,800           23,078
                                                  ------------     ------------     ------------
                                                             -                -                -
                                                  ============     ============     ============

13.      SUBSEQUENT EVENTS

         (i) On February 1, 2008, the Company signed a Letter of Intent with Geologix Explorations Inc. to earn up to 70% interest in their gold properties totaling 3,200 hectares in south-central Peru, Huancavelica Department.

                  In order to earn an initial 51% undivided interest in these projects, the Company must complete US $3,800,000 exploration expenditures on each of the properties, including a minimum of US $100,000 exploration commitments during the first year. The Company may earn an additional 10% interest in each of these projects by completing a positive feasibility study on each property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the property.

         (ii) On March 26, 2008, the Company announced a non-brokered private placement financing of up to 5,900,000 units. On April 16, 2008, the Company announced that it would not proceed with the private placement. Instead, the Company negotiated a brokered private placement of 3,571,000 units ("Units") to raise up to $500,010. The Units will be priced at $0.14 per Unit and each Unit will consist of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.18 per share. The Company will pay a commission of 8% of gross proceeds in cash or Units and will issue warrants to the agent ("Agent's Warrants") equal to 8% of the Units issued. Each Agent's Warrant will be exercisable at $0.18 for a period of two years. This financing is subject to regulatory approval and a four-month hold period.

         (iii) Based on results obtained from the 2008 work program, the Company has decided to terminate its option on the Laguna Gold Project. The Company estimates costs in 2008 that will be incurred are approximately $700,000.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2007
                         (EXPRESSED IN CANADIAN DOLLARS)




                              ---------  -----------------------------------------------------  ---------
                              ARGENTINA                           PERU                             USA
                              ---------  -----------------------------------------------------  ---------
                                                                                                 WALKER
                                                     CRUZ DE                                       LANE,   ---------
                               MOGOTE      COCHA       MAYO      LAGUNA      MITU      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
    beginning of year         2,450,504    486,049    172,301      5,769      8,360    101,874    131,301  3,356,158
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Expenditures during the year

    Acquisition costs           333,000          -     56,674    179,377          -          -          -    569,051
    Assays                            -     28,104        407        516      5,324          -          -     34,351
    Communications                    -      7,458      4,790          -        211          -          -     12,459
    Drilling                          -    179,503          -          -          -          -          -    179,503
    Office                        3,945     48,864        467     19,450      4,949          -          -     77,675
    Salaries and contractors          -    169,021      8,974     15,108     19,058          -          -    212,161
    Supplies and equipment            -          -         33      8,368        167      6,529          -     15,097
    Transportation                    -     53,846      4,456      8,990      4,684          -          -     71,976
    Imagery and base maps             -      1,337          -        158          -          -          -      1,495
    Foreign value added tax       1,546    191,338      7,932     20,614     13,482      2,559          -    237,471
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                338,491    679,471     83,733    252,581     47,875      9,088          -  1,411,239
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Future income tax (Note 10)           -      7,289     (5,078)         -        692     (2,093)   (24,170)   (23,360)
Write-off of mineral
    properties                        -          -   (250,956)         -          -          -          -   (250,956)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance, end of year          2,788,995  1,172,809          -    258,350     56,927    108,869    107,131  4,493,081
                              =========  =========  =========  =========  =========  =========  =========  =========


                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006
                         (EXPRESSED IN CANADIAN DOLLARS)





                              ---------  -----------------------------------------------------  ---------
                              ARGENTINA                           PERU                             USA
                              ---------  -----------------------------------------------------  ---------
                                                                                                  WALKER
                                                                CRUZ DE                            LANE,   ---------
                               MOGOTE    ESPERANZA  KORIMARCA     MAYO      COCHA      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
    beginning of year         2,270,734    563,613     32,125     61,585     27,917     46,744    182,126  3,184,844
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Expenditures during the year

    Acquisition costs           165,247     20,070      1,696     73,487     18,557     23,038          -    302,095
    Assays                            -          -          -          -     42,288          -         65     42,353
    Communications                4,268          -         11        350      4,214        456          -      9,299
    Drilling                          -          -          -          -    139,493          -          -    139,493
    Geophysics                        -          -          -          -          -          -          -          -
    Office                        2,556         97          -         12     19,989      2,332          -     24,986
    Salaries and contractors      5,429      3,311      1,378     23,527    113,125     13,141         97    160,008
    Supplies and equipment            -         94         36        115     13,372        545          -     14,162
    Transportation                    -        807        171      3,152     54,728      3,367          -     62,225
    Imagery and base maps             -          -          -          -        615      1,931          -      2,546
    Foreign value added tax       2,270      2,088        365     11,132     44,788      5,105          -     65,748
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                179,770     26,467      3,657    111,775    451,169     49,915        162    822,915
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Proceeds on the optioning
      of mineral properties           -          -          -          -          -          -    (33,000)   (33,000)
Future income tax (Note 10)           -    (78,197)       (76)    (1,059)     6,963     (2,731)   (17,987)   (93,087)
Write-off of mineral
    properties                        -   (511,883)          -          -          -   (13,631)         -  (525,514)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of year          2,450,504          -     35,706    172,301    486,049     80,297    131,301  3,356,158
                              =========  =========  =========  =========  =========  =========  =========  =========

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2007



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of April 28, 2008, should be read in conjunction with the Company's audited annual consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 and related notes. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina, Peru and Colombia will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSX-V") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina, Peru and the USA. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

PERU

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007. The Company holds a 100% interest in the property. It is situated in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level.

In 2006, surface exploration revealed two silver-copper soil anomalous zones and several copper-silver targets including the original Discovery Outcrop. An eleven-hole Phase I drill program focusing around the Discovery Outcrop was completed. Highlights from this program include: 30.23m of 2.67% copper and 24.1 g/t silver from hole CO-06-03 and 13.31m of 0.80% copper and 10.8 g/t silver, 18.01m of 1.93% copper and 17.2 g/t silver, 11.55m of 0.82% copper and 9.2 g/t silver from hole CO-06-02.

The 2007 exploration program included Phase II drilling and surface exploration carried out over the entire property. Three new zones of high-grade mineralization and a number of additional showings were identified from surface sampling. Two of the zones, North Cocha and South Cocha, host copper-silver mineralization, similar to the Discovery Outcrop Trend, while the East Cocha Zone is characterized by gold-silver-copper mineralization. The Discovery Outcrop remains a fourth mineralized zone, the Central Cocha Target. Highlights from rock chip sampling are tabulated below.

--------------------------------------------------------------------------------
Zone                 Length (m)            Cu (%)        Ag (g/t)       Au (g/t)
--------------------------------------------------------------------------------

North Cocha            0.50                 2.65           8.90             *
South Cocha           10.0                  0.80           8.90             *
South Cocha            0.40                 2.80         105.00             *
East Cocha             0.70                 3.10          53.40            6.97
East Cocha             0.60                 3.68          16.20           22.00
East Cocha             1.20                 2.30           8.20            4.58
East Cocha             1.00                 3.57          95.70            8.56
East Cocha             1.90                 2.70          60.00            3.13
--------------------------------------------------------------------------------
* Results not reported

The North Cocha copper-silver target is located 1.8km northwest of the Central Cocha Target. A number of historical surface workings occur in areas of stratabound copper-silver mineralization and occur over a strike length of 800m mainly within five oxidized domains which vary between 90 and 200m in strike with widths between 15 and 20m.

The South Cocha copper-silver target is located 3.5km south of Central Cocha. The area also has a number of small underground workings believed to date back to the 1960s. The Southern Cocha Zone is traceable for over 900m of strike and varies from 3 to 20m in width with anomalous mineralization over up to 150m width.

The East Cocha gold-silver-copper target is located 4.5km southeast of Central Cocha. Numerous old workings exist in the area, some of which are also believed to date back to the 1960s. The high gold values combined with reconnaissance geologic mapping outline a bonanza gold target over widths up to 2m that intermittently outcrops over 600m of strike length and potentially extends up to 2km.

A 2,000m Phase II drill program began during Q4 of 2007 and aimed at further delineating the Central Cocha target (Discovery Outcrop) and to test the South Cocha target. Nine drill holes totaling 1,321m were completed at the Central Cocha Zone before drilling paused. Highlights from these drill holes are provided in the table below. The program will resume once additional permitting, road and drill pad construction have been completed. In the meantime, the Company is planning IP geophysical studies to define outcropping targets at depth.

--------------------------------------------------------------------------------
DRILL              FROM           TO         INTERVAL       COPPER        SILVER
HOLE                (m)           (m)           (m)           (%)          (g/t)
--------------------------------------------------------------------------------

CO-07-12           25.70         28.70          3.00          0.27          6.6
CO-07-12           86.95        101.25         14.30          0.21          3.5

--------------------------------------------------------------------------------
DRILL              FROM           TO         INTERVAL       COPPER        SILVER
HOLE                (m)           (m)           (m)           (%)          (g/t)
--------------------------------------------------------------------------------

CO-07-13           45.70         48.20          2.50          0.22          3.3
CO-07-14           44.50         46.00          1.50          1.29         40.3
CO-07-14           66.20         66.80          0.60          0.91          2.1
CO-07-15           78.15         83.30          5.15          0.16          3.3
CO-07-15          119.65        122.08          2.43          0.17          5.9
CO-07-16           55.90         56.30          0.40          0.18          0.8
CO-07-17           71.80        101.50         29.70          0.27          2.8
CO-07-18             nil
CO-07-19             nil
CO-07-20            8.00         13.05          5.05          0.92         11.3
CO-07-20           23.46         39.13         15.67          2.52         41.7
CO-07-20           39.13         48.18          9.05          0.42          6.3
CO-07-20           54.37         92.30         37.93          3.61         38.2
--------------------------------------------------------------------------------

The Phase II drill program demonstrates the complex nature of the stratabound copper-silver mineralization at Central Cocha and the lenticular shape of the mineralized bodies. To date, six diamond drill holes (CO-06-01, CO-06-02, CO-06-03, CO-07-12, CO-07-17 and CO-07-20) have been drilled along a single northeast-oriented fence to outline the geometric shape and size of the "Discovery Outcrop" area of the Central Cocha Zone. Results delineate a high-grade mineralized body that dips 60 degrees northeast, has an average true width of 22m, a down-dip length of 100m and is closed off 100m along strike to both the northwest and southeast by barren drill holes. The vertical depth of the body extends to 100m depth from surface. In addition, three smaller and lower-grade lenticular mineralized bodies were identified in the hangingwall by the Phase II drilling.

Drill holes CO-07-13,  CO-07-14,  CO-07-15, CO-07-16, CO-07-18 and CO-07-19 were drilled to the northwest of the "Discovery Outcrop", extending the tested segment of the zone a further 600m to the northwest. Drilling to date has tested the Central Cocha Zone, defined by copper-silver soil anomalies and outcropping mineralization, along 1km of strike length. Further drilling along the Central Cocha Zone will determine the actual strike length of the high-grade mineralized body.

All core was analyzed by ALS Chemex Laboratory ("ALS") in Lima, Peru using AAS and ICP methods. Additional standard pulp samples were included with the sample submittals for QA/QC purposes and show consistent comparison. Check analysis of the mineralization from the "Discovery Outcrop" Zone in hole CO-07-20 was performed by Acme Analytical Laboratories, Vancouver, B.C. ("Acme"), with results comparing favorably to those from ALS. The technical information above was reviewed by Peter Ellsworth, Licensed Geologist, Vice President Exploration and a Qualified Person as defined in National Instrument 43-101.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN

The 5,800 hectare Mitu concession covers a high grade copper-silver target in the Department of Junin, Peru. The Company holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road connecting Lima with Oroya and Cerro de
Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. The Company is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to delineate drill targets. A preliminary drill program is planned for early 2008.

Work on the Mitu property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and technical information from the property was also reviewed by Dr. David A. Terry, P.Geo., a director of the Company, both Qualified Persons.

LAGUNA GOLD PROJECT, PASCO DEPARTMENT

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna

Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007. Under the terms of the contract, the Company may earn an initial 51% interest by incurring US$650,000 in work expenditures and US$900,000 in option payments as follows:


           OPTION         EXPLORATION
          PAYMENTS        EXPENDITURES       DATE
            US $              US $

           120,000                 -         May 22, 2007 (paid on signing)
           280,000           250,000         May 22, 2008
           500,000           400,000         May 22, 2009
         ---------         ---------
           900,000           650,000
         =========         =========

The Laguna Gold Project is located in the prolific Cerro de Pasco district and is immediately west of the mineral belt that includes the Cerro de Pasco and Colquijirca area polymetallic deposits. The Laguna Gold Project surrounds the Quicay high sulphidation epithermal gold deposit. The primary target on the Laguna Gold Project is a buried high sulphidation gold or polymetallic deposit.

In early 2008 the Company carried out a 9-hole diamond drill program testing the geochemical/geophysical targets on the optioned portion of the Laguna property. In all cases the bedrock was reached and no significant zones of alteration or mineralization were identified in the target areas. The option has been terminated. The Company estimates costs in 2008 that will be incurred are approximately $700,000.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO

The Acero porphyry copper-gold property is located in southern Department of Cuzco, Peru. The Company holds a 100% interest in the 1,700 hectare property, which lies within the Santo Tomas Porphyry Copper Belt and is located near the town of Velille. The Acero property is located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out. No exploration work was carried out on the property during 2006 or 2007.

Subsequent to satisfactory completion of a community relations program the Company is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and reviewed by Dr. David A. Terry, P.Geo., a director of the Company, both Qualified Persons.

FUYANI COPPER-GOLD PROPERTY, DEPARTMENT OF CUZCO

The 1,000 hectare Fuyani property is located 40km north of Santo Tomas in the Department of Cusco. The Company holds a 100% interest in the Fuyani property, acquired by direct staking. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt.

Porphyry-style copper and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also the presence of skarn type mineralization.

No work was carried out on the property since initial surface exploration in 2006. In early 2008, the Company is planning a surface exploration program to evaluate the property and to generate targets.

The work at the Fuyani property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David
A. Terry, P.Geo, a director of the Company, both Qualified Persons.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO

On April 11, 2005 the Company entered into an option agreement to earn up to a 100% undivided interest in the 800 hectare Cruz de Mayo project located in the southern portion of the Department of Cuzco in Peru. In addition, the Company has staked 2,200 hectares of property contiguous to the optioned claims. Effective July 30, 2007 the Company terminated the option. Accordingly, the Company has written-off $250,956 of costs capitalized to the property to date.

"MPDP" GROUP OF PROJECTS, JUNIN AND HUANCAVELICA DEPARTMENTS

The Company has entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru. Four of these projects are located in the Junin and Huancavelica
Departments, central Peru and one is located in the Arequipa Department of southern Peru.

In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.

The Junin group of projects comprises the Huari (4,000 ha), Ocoro (2,000 ha), Rosas Pampa (1,500 ha) and Cinta Verde (2,000 ha) claim groups. The Huari property is the most advanced MPDP project of the Junin group and is located immediately south of the Cocha claim block. Four main zones of interest are identified: Puru Puru NW, Puru Puru SE, Llaulli, and Anas. Puru Puru NW, the most advanced prospect, hosts a mineralized zone extending over 200m in length and striking beneath soil cover, with widths between 15 and 30m. MPDP reports average assays of 1.2% Cu and 31 g/t Ag from the Puru Puru NW zone.

The Arequipa Group of Projects include the Humaro property (1,600 ha). Previous work focused on the Humaro claim block where reconnaissance geologic mapping and rock sampling identified a zone with anomalous copper mineralization, mostly as oxides, over an area of 2 km by 0.4 km. Values reported from MPDP rock samples grade up to 3.78% copper. The target is a buried copper porphyry stock beneath the copper mineralized veinlet system on surface.

The Company is planning a program to evaluate and advance the properties during 2008.

LOMA COLORADA, ANCASH DEPARTMENT

On November 15, 2007, the Company announced that it has signed a Letter of Intent to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru and is situated within the Andean-Pacific copper-molybdenum porphyry belt which includes the nearby Magistral mine (Cu-Pb-Zn) and the Pashpap copper-molybdenum porphyry project. The Loma Colorada claims encompass a disseminated copper-gold target extending approximately 1500m east-west by 1200m north-south.

The Company acquired a geochemical database for the property that includes gold and ICP multielement analyses of 315 surface rock chip, channel and colluvium composite samples collected across the Loma Colorada claim block. Rock samples were collected throughout the intrusive stocks and surrounding altered country rock. The results show consistently anomalous copper values ranging up to 1.07% copper along with elevated gold, silver, arsenic, molybdenum, lead and zinc. Due diligence sampling carried out by the Company confirm analyses reported in the property database. Basic statistics from the rock sample database are shown below:

--------------------------------------------------------------------------------
                 Au        Ag        As        Cu        Mo        Pb        Zn
                 ppm       ppm       ppm       ppm       ppm       ppm       ppm
--------------------------------------------------------------------------------
Samples          315       315       314       315       315       315       315
--------------------------------------------------------------------------------
Average        0.022      1.01       297       717        83       132       159
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                 Au        Ag        As        Cu        Mo        Pb        Zn
                 ppm       ppm       ppm       ppm       ppm       ppm       ppm
--------------------------------------------------------------------------------
Minimum       <0.005      <0.5        <5        29        <1        <2         3
--------------------------------------------------------------------------------
Maximum        0.902      44.4     9,990    10,700       450      5,480    6,740
--------------------------------------------------------------------------------

The distribution and consistently elevated copper values combined with the style of alteration and mineralization indicate the Loma Colorada property is a large tonnage porphyry copper exploration target. Higher grade supergene and primary sulfide zones will be targeted at depth. The Company plans to aggressively explore the entire intrusive body. Since the property lies at moderate elevations (1,050m to 2,100m above sea level) exploration can be carried out year round. The Company plans to initiate exploration by constructing a four kilometre road, followed by dozer trenching, channel sampling, detailed geologic mapping, induced polarization (IP) studies and drilling.

Under the terms of this Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada property by incurring US$1,400,000 in exploration expenditures and make US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) at the beginning of the fourth year by making a further payment of US$2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth year by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR. Each 1% NSR can be purchased by the Company for US$1,000,000.

Samples reported on herein were analyzed by ALS. Peter C. Ellsworth, Licensed Geologist, Vice President Exploration and a Qualified Person, has reviewed the analytical data on the property and has collected the check samples referred to above.

ARGENTINA

MOGOTE PROPERTY, SAN JUAN PROVINCE

The Company has exercised its option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company has issued a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

The Mogote Property lies 350 kilometers northwest of the city of San Juan, in the province of San Juan, Argentina. It is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Xstrata's El Morro Au-Cu deposit is eleven kilometres to the east and on trend with Mogote. Surface exploration work identified early on three targets: Filo Este, Filo Central and Zona Colorida. Diamond drilling on Filo Este in 2004 and Reverse Circulation drilling on Filo Este and Filo Central in 2005 confirmed the presence of a copper-gold porphyry system. Other targets include Stockwork Hill, and the Southeast Colour Anomaly which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization.

No exploration work has been carried out on the Mogote property in 2006 or 2007.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G. Assays for the drilling and surface program were performed by ALS or by Alex Stewart Labs, Mendoza, Argentina. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and a Qualified Person.

USA

ROY AND HILLS PROPERTIES, NEVADA

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. Astral can earn an initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects. The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold, from between 3.0 and 9.1m depth in hole R-07-5. This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold. Zones of anomalous arsenic concentration were observed in all holes except R-07-7; zones of elevated silver and copper were detected in hole R-07-05 and a 20.1m wide zone of arsenic-mercury+/-antimony+/-copper was present near the top of hole R-07-06.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., and a Qualified Person. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada. The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and a Qualified Person.

COLOMBIA

Effective June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture has hired an operations manager and retained contract exploration personnel. In addition, the joint venture is in the process of evaluating a number of opportunities but has not acquired any mineral properties to date. The Company believes that Colombia represents an opportunity as it has high geological potential. Furthermore, the security and investment climate of the country has significantly improved in recent years.

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout South America.

SELECTED QUARTERLY FINANCIAL INFORMATION AND FOURTH QUARTER DISCUSSION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            -------------------------------------------------   -------------------------------------------------
                                                   2007                                                2006
                            -------------------------------------------------   -------------------------------------------------
                              DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Loss                      (490,307)    (717,446)    (698,937)    (419,635)    (405,381)    (430,405)    (783,965)    (300,498)
Net Loss per Common Share
   Basic and Diluted             (0.02)       (0.02)       (0.02)       (0.02)       (0.02)       (0.02)       (0.04)       (0.02)
                            -------------------------------------------------   -------------------------------------------------

For the three months ended December 31, 2007, the Company recorded a net loss of $490,307, an increase in loss of $84,926 from the $405,381 loss incurred in the three months ended December 31, 2006. The increase in loss is primarily a result of:

         (i) Corporate development and investor relations increased by $21,401 to $121,407 in the 2007 period compared to $100,006 in the 2006 period as a result of increased activities.

         (ii) General exploration increased by $115,892 as the Company continues to expense costs associated with exploration that are not related to specific projects or properties. The costs primarily relate to the Company's exploration activities in Peru and Colombia.

         (iii) Office and sundry expenses increased by $37,341 to $77,305 in 2007 from $39,964 in 2006 as a result of increased activity levels in 2007. The office and sundry expense primarily relates to an allocation of fees from the Grosso Group Management Ltd. ("Grosso Group").

         (iv) Salaries decreased by $29,740 to $78,065 in the 2007 period compared to $107,805 in the 2006 period. Salaries include an allocation of fees from the Grosso Group.

         (v) Interest income increased by $25,318 to $28,546 in the 2007 period compared to $3,228 in the 2006 period as a result of the Company holding more short-term investments.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                        ---------------------------------------
                                                YEARS ENDED DECEMBER 31,
                                        ---------------------------------------
                                            2007          2006          2005
                                             $             $             $
                                        ---------------------------------------

Total Revenues                                  Nil           Nil           Nil
General and Administrative Expenses       2,134,672     1,422,749     1,187,928
Net Loss                                 (2,326,325)   (1,920,249)   (1,434,551)
Basic and diluted Loss per Common Share       (0.08)        (0.10)        (0.09)
Total Assets                              6,369,550     4,343,852     3,843,389
                                        ---------------------------------------

In 2007 total assets increased by $2,025,698 as a result of expenditures on the Company's mineral properties and increases in short-term investments. In 2006 total assets increased by $500,463 as a result of expenditures on the Company's mineral properties, increases in funds on deposit and short-term investments and a subscription receivable.

SUMMARY OF FINANCIAL RESULTS

For the year ended December 31, 2007, the Company reported a consolidated loss of $2,326,325 ($0.08 per share), an increase of $406,076 from the loss of $1,920,249 ($0.10 per share) for the year ended December 31, 2006. The increase in the loss in 2007, compared to 2006, was due to a number of factors of which $711,923 can be attributed to increases in operating expenses offset by a $305,847 decrease in other items.

RESULTS OF OPERATIONS

The Company's operating expenses for the year ended December 31, 2007, were $2,134,672, an increase of $711,923 from $1,422,749 in 2006. Significant expenditures were incurred in the following categories:

         (i) Corporate development and investor relations costs of $320,774, compared to $227,747 during 2006, mainly due to increased costs associated with advertising and attendance at investor conferences, which were partially offset by reduced external public relations advisory services fees paid in 2007.

         (ii) General exploration increased to $522,136 in 2007 from $296,810 in 2006 as the Company continues to expense costs associated with exploration that are not related to specific projects or properties. The costs primarily relate to the Company's exploration activities in Peru and Colombia.

         (iii) Office and sundry expenses increased by $76,359 to $198,998 in 2007 from $122,639 in 2006 as a result of increased activity levels in 2007. The office and sundry expense is primarily comprised of an allocation of fees from the Grosso Group.

         (iv) Stock-based compensation of $296,581 is the estimated fair value of 1,987,500 stock options granted to employees, directors and consultants during 2007. Stock-based compensation of $90,850 was recorded in the year ended December 31, 2006. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate.

         (v) Travel expenses increased $88,787 to $131,145 in 2007 from $42,358 in 2006 as a result of increased exploration related travel as well as increased travel to investor conferences.

         (vi) Interest income increased to $80,383 in 2007 from $30,924 in 2006 as a result of increase in short-term investment balances.

         (vii) Write-off of mineral properties decreased to $250,956 in 2007 from $525,514 in 2006. The 2007 write-off is a result of the Company terminating its option on the Cruz de Mayo project in Peru. The 2006 write-off is primarily a result of the Company terminating its option on the Esperanza property in Peru.

During the year ended December 31, 2007 the Company capitalized $338,491 of expenditures on the Mogote property in Argentina. Of these expenditures, $333,000 represents the fair value of 900,000 shares of the Company issued to fulfil its final obligations under the option agreement to earn a 51% interest in the property. In addition, the Company capitalized $686,760 of expenditures on the Cocha property, $252,581 on the Laguna project and $48,567 on the Mitu property in Peru. See the "Exploration Projects" section above for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2007 was $166,018, a decrease of $365,108 from December 31, 2006. Short-term investments balance increased to $1,400,000 at December 31, 2007 from $100,000 at December 31, 2006. The subscription receivable of $166,250 that was outstanding as of December 31, 2006 from the December 2006 private placement was received in January 2007. Total assets increased to $6,369,550 at December 31, 2007 from $4,343,852 at December 31, 2006. This increase is primarily due to the increase in short-term investments and exploration expenditures capitalized to mineral properties and deferred costs, partially offset by the decrease in the cash and subscription receivable balances.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. In the 2007 period the Company recorded interest income of $80,383 compared to $30,924 in 2006, primarily as a result of increased funds in short-term investments.

The Company has financed its operations through the sale of its equity securities. On April 19, 2007, the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. In addition to cash commissions and related costs of $333,895, the agents were granted 930,800 agent's warrants and 157,444 agent's units. Each agent's unit entitles the holder to acquire one common share and one half common share purchase warrant. Each full agent's warrant is exercisable for one share at a price of $0.45, for a period of two years from the close of the financing.

The Company has received $Nil from the exercise of warrants and options from January 1, 2007 to December 31, 2007 (2006 - $716,700). Upon completion of the proposed financing announced on April 16th the Company anticipates that it will have working capital of approximately $450,000.

The Company presently has adequate resources to maintain its core activities for the next fiscal year but does not have sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $1,747,974 for the year ended December 31, 2007 compared to $1,350,297 for 2006. Increased activity levels in the current period resulted in increased operating costs; which were partially offset by a positive change in non-cash working capital balances in 2007 compared to a negative change in working capital balances in 2006.

FINANCING ACTIVITIES

For the year ended December 31, 2007, the Company received $4,095,000 from a private placement less share issue costs of $333,895 and $Nil from the exercise of options and warrants. For the year ended December 31, 2006, the Company received $2,179,900 less share issue costs of $23,889 from private placement and $716,700 from the exercise of warrants. At December 31, 2006 the Company recorded a subscription receivable balance of $166,250 relating to proceeds from a private placement which had not been received at year end. These proceeds were received in January 2007.

On April 16, 2008, the Company negotiated a brokered private placement of 3,571,000 units ("Units") to raise up to $500,010. The Units will be priced at $0.14 per Unit and each Unit will consist of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.18 per share. The Company will pay a commission of 8% of gross proceeds in cash or Units and will issue warrants to the agent ("Agent's Warrants") equal to 8% of the Units issued. Each Agent's Warrant will be exercisable at $0.18 for a period of two years. This financing is subject to regulatory approval and a four-month hold period.

INVESTING ACTIVITIES

Investing activities consumed cash of $2,378,239 for the year ended December 31, 2007 compared to $796,915 for the year ended December 31, 2006. In 2007, these investing activities included additions of $1,078,239 to mineral properties and deferred costs and an addition of $1,300,000 to short-term investments. In 2006, investing activities included additions of $696,915 to mineral properties and deferred costs and an addition of $100,000 to short-term investments.

RELATED PARTIES TRANSACTIONS

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. ("IMA"), Golden Arrow, Astral Mining Corporation ("Astral") and Blue Sky Uranium Corp. ("Blue Sky"). The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.

During the year ended December 31, 2007, the Company incurred fees of $540,402 (2006 - $533,469) to the Grosso Group: $585,385 (2006 - $480,545) was paid in twelve monthly payments and $44,983 is included in accounts receivable (2006 - $52,924 included in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the fiscal 2007, the Company paid $87,500 (2006 - $85,833) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA's Chief Executive Officer who is a director of the Company. The agreement may be terminated at any time by the

Company upon 30 days written notice. For the fiscal 2007, the Company paid $6,667 to IMA for these services.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CONTRACTUAL COMMITMENTS

As of December 31, 2007, the Company had the following US dollar option payment and work expenditure commitments in relation to its mineral property projects:

                              -------------------------------------------------
                               LESS THAN     1 TO 3    GREATER THAN
                                1 YEAR        YEARS       3 YEARS       TOTAL
                                 US $         US $         US $         US $

US dollar commitments

    Option payments              370,000      900,000            -    1,270,000
    Work expenditures            350,000    1,900,000            -    2,250,000
                              ----------   ----------   ----------   ----------
                                 720,000    2,800,000            -    3,520,000
                              ==========   ==========   ==========   ==========

Further details of the Company's option payments and expenditure commitments are disclosed in Note 5 to the Company's December 31, 2007 audited consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

         (a) Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT and Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

                  The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

                  The Company has designated its financial instruments as follows:

                  (i) Cash and short-term investments are classified as "AVAILABLE-FOR-SALE". Due to their short-term nature, their carrying value is equal to their fair value. The classification did not have a material impact on the financial statements.
                  (ii) Marketable securities are classified as "AVAILABLE-FOR-SALE". The fair value is obtained by reference to the closing bid price on the balance sheet date. The classification resulted in a $21,000 adjustment for the unrealized gain on marketable securities.
                  (iii) Amounts receivable, prepaids and deposits are classified as "LOANS AND RECEIVABLES". These financial assets are recorded at values that approximate their amortized cost using the effective interest method. The classification did not have a material impact on the financial statements.
                  (iv) Accounts payable and accrued liabilities are classified as "OTHER FINANCIAL LIABILITIES". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method. The classification did not have a material impact on the financial statements.

          (b) Section 1530, COMPREHENSIVE INCOME, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

                  As a result of adopting Sections 3855 and 1530, a transition adjustment of $7,000 was recorded as an increase to opening accumulated other comprehensive income to recognize the unrealized gain on marketable securities held by the Company on January 1, 2007 and designated as available-for-sale. For the year ended December 31, 2007 the Company recorded a $14,000 gain to other comprehensive income to recognize an unrealized gain on marketable securities.

         (c) Section 3865, HEDGES specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the years ended December 31, 2007 and 2006.

         (d) Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, ACCOUNTING CHANGES, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

         Effective January 1, 2008, new accounting standards were issued by the CICA which may impact the Company in the future as follows:

         GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION

         CICA Handbook Section 1400, GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION, has been amended to include requirements to assess and disclose a company's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

         CAPITAL DISCLOSURES

         CICA Handbook Section 1535, CAPITAL DISCLOSURES, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

                 (i)       qualitative   information   about   its   objectives,
                           policies and processes for managing capital.
                 (ii)      summary  quantitative  data  about what it manages as
                           capital.
                 (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject.
                 (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

         INVENTORIES

         CICA Handbook Section 3031, INVENTORIES prescribes the accounting treatment for inventories and provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

         GOODWILL AND INTANGIBLE ASSETS

         CICA Handbook Section 3064, GOODWILL AND INTANGIBLE ASSETS, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

         FINANCIAL INSTRUMENTS DISCLOSURES

         In March 2007, the CICA issued Section 3862 FINANCIAL INSTRUMENTS - DISCLOSURES, and Section 3863 FINANCIAL INSTRUMENTS - PRESENTATION, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.
         Section 3862, requires disclosure of additional detail by financial asset and liability categories. Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective January 1, 2008 but are not expected to have an impact on the Company's disclosure and presentation.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During the year ended December 31, 2007, the Company wrote off $250,956 of mineral property and deferred costs capitalized to the Cruz de Mayo project. The Company has terminated this option agreement.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments are comprised of cash, short-term investments, marketable securities, amounts receivable, prepaids and deposits, and accounts payable and accrued liabilities.

The fair values of cash, short-term investments, amounts receivable, prepaids and deposits and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date. As at December 31, 2007, the fair value of the Company's marketable securities was $54,000.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time including, but not limited to, the following:

EXPLORATION RISK: Exploration for mineral resources is highly speculative in nature, involves many risks and frequently is nonproductive. The cost of conducting programs may be substantial and there can be no assurance that the Company's efforts to identify resources will be successful.

METAL PRICE RISK: The Company's portfolio of properties has exposure to predominantly gold. The price of gold greatly affects the value of the Company and the potential value of its properties and investments.

FINANCIAL MARKETS: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

POLITICAL RISK: Exploration is presently carried out in Argentina, Peru and Colombia. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

CURRENCY RISK: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

ENVIRONMENTAL RISK: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

TITLE RISK: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 - Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "... controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

   a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

   b)    an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company would take whatever steps necessary to minimize the consequences thereof.

Management is responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has evaluated the design of the Company's internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believes the design to be sufficient to provide reasonable assurance.

During the fiscal year ended December 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. These packages include materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (www.ameraresources.com) on a continuous basis.

Effective February 7, 2007, the Company engaged Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent will focus on shareholder communications, corporate development and building the Company an active following of investment professionals in Europe. In addition, effective August 1, 2007 retained National Media Associates ("NMA") to provide investor relations services. NMA will focus introducing the Company to broader institutional and retail investor audiences in the United States.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at December 31, 2007, there were 34,506,036 outstanding common shares and 3,432,000 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.29 and $0.90 per share. In addition, there were 10,562,523 warrants outstanding, with exercise prices ranging between $0.45 and $0.65 per share. More information on these instruments and the terms of their conversion are set out in Note 6 to the Company's December 31, 2007 audited consolidated financial statements.

As of April 28, 2008 there were 34,506,036 common shares, 3,287,000 stock options and 9,150,523 warrants outstanding.

                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, NIKOLAOS CACOS, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF AMERA RESOURCES CORPORATION, certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Amera Resources Corporation (the issuer) for the financial year ended December 31, 2007.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  April 25, 2008



/s/ NIKOLAOS CACOS
--------------------------------------
Nikolaos Cacos
President and Chief Executive Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 23, 2007

/s/ ARTHUR LANG
------------------------
Arthur Lang,
Chief Financial Officer